Exhibit 12(e)

Entergy Texas, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					March 31,
	2011	2012	2013	2014	2015	2016

Fixed charges, as defined:
Total Interest charges	$93,554	$96,035	$92,156	$88,049	$86,024	$86,629
Interest applicable to rentals	3,497	2,750	1,918	1,782	1,794	1,833

Total fixed charges, as defined	$97,051	$98,785	$94,074	$89,831	$87,818	$88,462

Earnings as defined:
Net Income	$80,845	$41,971	$57,881	$74,804	$69,625	$67,596
Add:
Income Taxes	49,492	33,118	30,108	49,644	37,250	37,858
Fixed charges as above	97,051	98,785	94,074	89,831	87,818	88,462

Total earnings, as defined	$227,388	$173,874	$182,063	$214,279	$194,693	$193,916

Ratio of earnings to fixed charges, as defined	2.34	1.76	1.94	2.39	2.22	2.19